UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                        SEC FILE NUMBER
                     NOTIFICATION OF LATE FILING            33-1381-D

                               FORM 10-QSB               CUSIP NUMBER

                     For Period Ended: March 31, 2001

  [Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

  PART I - REGISTRANT INFORMATION


                           enSurge, Inc.
                      435 W. Universal Circle
                         Sandy Utah, 84070

  PART II - RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X]      (b)  The subject annual report, semi-annual report,
        transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
        subject      quarterly report or transition report on Form
        10-Q, or portion      thereof will be filed on or before
        the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

  PART III - NARRATIVE

       State below in reasonable detail the reasons why the Form
  10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

       Due to the Company's discontinuance of operations during the quarter, additional time is needed to finalize the review and to file the Form 10-QSB.

  PART IV - OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

              Jeff Hanks                    801-601-2765

            (2)  Have all other periodic reports required under
       Section 13 or 15(d) of the Securities Exchange Act of 1934 or
       Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If
       answer is no, identify report(s). [ ] Yes   [X] No -

              Form 10-KSB was not filed timely.

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       [ ] Yes   [X] No

       If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           enSurge, Inc.

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


  Date: May 16, 2001            By: /s/ Jeff Hanks
                                ---------------------------
                                Jeff Hanks, Chief Financial
  Officer

  [ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]